BB 3/5

[redacted]

12012323

SEC
Mail Processing
Section

FEB 28 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49023

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2011 (MM/DD/YY) AND ENDING 12-31-2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Cornerstone Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1920 Main Street, Suite 400
(No. and Street)

Irvine	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Finnegan 949-852-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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AP 3/13

OATH OR AFFIRMATION

I, Vincent Finnegan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Cornerstone Capital, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Vincent Jack Finnegan

Signature

CEO - Pacific Cornerstone Capital

Title

Claudia R. Heng

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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CALIFORNIA ALL-PURPOSE
CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of VENTURA

On 2.23.12 before me, CLAUDIA A. KING - NOTARY Public ,
(Here insert name and title of the officer)

personally appeared VINCENT JUDE FINNEGAN ,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Claudia A. King
Signature of Notary Public

(Notary Seal)

CLAUDIA A. KING
Commission # 1850605
Notary Public - California
Ventura County
My Comm. Expires May 23, 2013

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

SEC ANNUAL AUDIT REPORT
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date__________

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

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  _______________ (Title)
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Pacific Cornerstone Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

I have audited the accompanying statement of financial condition of Pacific Cornerstone Capital, Inc., (the Company) as of December 31, 2011 and related statements of income (loss), changes in stockholders' equity and changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2011 and the related statements of income (loss), stockholders' equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 20, 2012

Pacific Cornerstone Capital, Inc.
Statement of Financial Condition
December 31, 2011

Assets

Cash		$ 57,393
Due from CVI		214,065
Total assets		$271,458

Liabilities and Stockholders' Equity

Liabilities:		
Accounts payable		$ 39,868
Accrued liabilities		7,065
Total liabilities		46,933
Stockholders' equity:		
Common stock, no par value per share; authorized 100,000 shares; issued and outstanding 1,429 shares	$ 82,935	
Notes receivable	(40,170)	
Preferred stock – A – 1,200,000 shares	1,352,318	
Preferred stock – B – 1 share	248,975	
Retained (deficit)	(1,419,533)	
Total stockholders' equity		224,525
Total liabilities and stockholders' equity		$271,458

The accompanying notes are an integral part of these financial statements.

Pacific Cornerstone Capital, Inc.
Statement of Income (Loss)
December 31, 2011

Revenues:	
Commission revenues	$1,389,071
Interest income	10
Total revenues	1,389,081
Expenses:	
Operating expenses – Page 11	1,497,265
Total expenses	1,497,265
Net (loss) before taxes	(108,184)
State income taxes	800
Net (loss)	$(108,984)

The accompanying notes are an integral part of these financial statements.

Pacific Cornerstone Capital, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock	Notes Receivable Stockholder	Series A Preferred Stock	Series B Preferred Stock	Accumulated Deficit	Total
Balance at December 31, 2010	$ 82,935	$(40,170)	$1,352,318	$248,975	$(1,310,549)	$333,509
Net (loss) for the year ended December 31, 2011					(108,984)	(108,984)
Balance at December 31, 2011	$ 82,935	$(40,170)	$1,352,318	$248,975	$(1,419,533)	$224,525

The accompanying notes are an integral part of these financial statements.

Pacific Cornerstone Capital, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net (Loss)	$(108,984)
Adjustments to reconcile net income to net cash used by operating activities:	
Concessions receivable – CHP REIT	26,699
Prepaid expense	25,000
Due from, CVI	35,000
Accounts payable	(37,839)
Concession payable – CHP REIT	(56,664)
Commission payable – CVI	(59,455)
Accrued liabilities	(116,141)
Net cash flows used by operating activities	(292,384)
Cash flows from investing activities:	--
Cash flows from financing activities:	--
Net decrease in cash	(292,384)
Cash at beginning of period	349,777
Cash at end of period	$ 57,393

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its office in Irvine, California, and is subject to a minimum net capital requirement of $5,000 under Securities and Exchange Commission (SEC) Rule 15c3-1. The Company operates pursuant to the (k) (2) (i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's business consists of the wholesale of direct participation programs. (DPP)

The Company's income during 2011 was all with related parties. The Company's business transactions in 2011 were substantially less due to some changes to its affiliated companies' business strategies.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Expense Sharing Agreement

In June 2004, the Company entered into an agreement with an affiliate wherein the affiliate agrees to pay certain of the Company's expenses in consideration for exclusive marketing and sales consideration. There was an amendment to this agreement in November 2011.

Under the terms of the agreement, the affiliate will pay 100% of the rent, telephone and other occupancy costs of the Company. In addition, the affiliate will pay 100% of the salaries, expenses and benefits for the shared employees (other than commissions from broker/dealer transactions) for the exclusive marketing activities from the Company. Based on the expense sharing agreement, the reimbursement of these expenses by the Company is not mandatory, and is not considered the Company's obligation. Pursuant to SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5, the Company maintains a separate schedule of these expenses on a monthly basis. During 2011 the Company paid no monies toward the above common occupancy and shared employees' expenses.

Income Taxes

The Company files its income tax returns on the cash basis of accounting. Deferred income taxes result primarily from the use of the cash method for tax purposes whereas the accrual method is used for accounting purposes. As of December 31, 2011, the Company had a net operating loss carry forwards for Federal tax purposes of approximately $1,200,000 which has been fully reserved.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2011.

Recent Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company received all its fees for selling Direct Participation Programs from related companies. Also, see Note 1 "Expense Sharing Agreement".

NOTE 3 – NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. In 2010, the Company was involved in an arbitration proceeding before FINRA based on a claim filed by a mutual investor with another broker/dealer. The claim asked for $250,000 in damages. On June 10, 2011 the claim was dismissed with no financial consequences. In addition, the Company currently is involved with an arbitration proceeding before FINRA, and one FINRA investigation.

Outside counsel for the Company has advised that at this stage of the proceedings, they could not offer an opinion as to probable outcome of the matters. Accordingly, no provision for loss has been recorded in the accompanying financial statements for 2011.

NOTE 5 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2011 through January 20, 2012, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Pacific Cornerstone Capital, Inc.
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2011

Total equity from statement of financial condition	$224,525
Less non-allowable assets:	
Due from CVI	(214,065)
Total non-allowable assets	(214,065)
Net capital	$ 10,460
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 3,129
Minimum dollar net capital required	$ 5,000
Net capital required (greater of above two figures)	$ 5,000
Excess net capital	$ 5,460
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 5,767
Computation of Ratio of Aggregate Indebtedness to Net Capital	
Total liabilities (aggregate indebtedness)	$ 46,933
Ratio of aggregate indebtedness to net capital	449%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The following is reconciliation as of December 31, 2011 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Unaudited	$ 10,460
Audited	$ 10,460

The accompanying notes are an integral part of these financial statements.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Schedule II
Independent Auditor's Report
On the Schedule of Operating Expenses

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended December 31, 2011 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
January 20, 2012

Pacific Cornerstone Capital, Inc.
Schedule II
Schedule of Operating Expenses
For the Year Ended December 31, 2011

Bank Service Fees	$ 17,331
Business Licenses & Permits	916
Business Development	830
REIT Marketing Expense	59,002
REIT Training & Education	5,518
CHP Concession	963,614
Commissions	125,731
Due Diligence	1,150
Insurance Expense	1,589
Office Expense	485
Postage & Delivery	1,601
Professional Services	207,090
Regulatory Filing Fees	43,184
Sponsorship Fees	53,699
Travel & Entertainment	15,380
Miscellaneous	145
Total	$1,497,265

See Accompanying Notes to Financial Statements

Pacific Cornerstone Capital, Inc.
Schedule III – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirement is not applicable to Pacific Cornerstone Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Pacific Cornerstone Capital, Inc.
Schedule IV – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Pacific Cornerstone Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
Report on Internal Control Required by SEC Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

In planning and performing my audit of the financial statements of Pacific Cornerstone Capital, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 20, 2012

Joseph Yafeh, CPA
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Pacific Cornerstone Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pacific Cornerstone Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Pacific Cornerstone Capital, Inc.'s management is responsible for the Pacific Cornerstone Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check copy dated July 26, 2011 noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board of Directors
Pacific Cornerstone Capital, Inc.
Irvine, California

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
January 20, 2012